October 10, 2012

Ms Cecelia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

United States of America

Re:	China Southern Airlines Company Limited Form 20-F for Fiscal Y ear Ended December 31, 2011

Filed April 27, 2012

File No. 1-14660

Dear Ms. Blye:

Our company, China Southern Airlines Company Limited, a company incorporated in the People’s Republic of China (the “Company”), is responding to an inquiry letter (the “Inquiry Letter”) dated August 1, 2012 from the staff of Securities and Exchange Commission (the “Staff”, and the “Commission”, as applicable) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011 (the “Annual Report” or “Form 20-F”). Our response addresses the period covered by the consolidated financial statements in the Form 20-F and the Company’s current and anticipated operations.

The text of each inquiry, and the Company’s response thereto, are set forth below corresponding with request for information contained in the Inquiry Letter.

General

1. You state on page 26 that you operate scheduled flights to Iran. We note from your website that your customers can purchase flights to and from Iran and Sudan. Iran and Sudan are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated operations in, and other contacts with, Iran and Sudan, whether through subsidiaries, business partners, or other direct or indirect arrangements. Your response should describe any equipment, components, technology, services, or fees you have provided to Iran and Sudan directly or indirectly, and discuss whether you have offices, facilities, sales agents, ground staff, or other employees in Iran and Sudan, and the extent to which your dealings or arrangements have been with the governments of Iran and Sudan, or entities controlled by those governments.

2. Please discuss the materiality of the contacts with Iran and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with each of Iran and Sudan for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you are aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Sudan.

Ms Cecelia Blye, Chief
October 10, 2012

Response:

For the reasons set forth below, based on an assessment of both quantitative and qualitative factors, the Company believes that its operations in Iran, as disclosed on page 26 of the Annual Report, and its Sudan-related flights, as set out below are not material to the Company and do not constitute a material investment risk to its security holders. Therefore, the Company has reached the conclusion that the matters raised by the Staff in the Inquiry Letter do not pose a material investment risk to its shareholders, whether measured quantitatively or qualitatively.

1. (A)    IRAN

Description of Operations in Iran

The Company started to operate air services in Iran in September 2006, through the specifically designated route of "Beijing - Urumqi - Tehran - Urumqi - Beijing" (the “Iran Route”) and engaging in international traffic in passengers, cargo and mail. Currently, the Company, through its branch in Xinjiang province, China (the “Xinjiang Branch”), is operating the Iran Route on a scheduled basis of four times a week by using aircraft B737 owned by the Xinjiang Branch, with total weekly passenger carriage capacity of 500 seats (125 seats for each flight) and almost no freight cargo carried on these flights.

The Company registered an office in Iran in October 2007 ("Iran Office"), currently employing 9 staff (4 sales persons, 3 airport work staff, a financial staff and a secretary). Currently, the Company sells its own transportation in the territory of Iran through 26 local sales agents. Local sales agents' names and address are set out in Schedule 1. Moreover, in order to provide its aviation service in Iran, the Company has entered into certain (i) grounding service agreement with Iran Air whereby Iran Air provides the Company with grounding service, maintenance and other support services in return for certain service fees to be paid by the Company in accordance with the agreement, and (ii) fuel supply agreements with OWJ Fuelling & Airport Services Co. (the “OWJ”), whereby OWJ supplies jet fuel demanded by the Company with respect to its air services in Iran (collectively, the “Commercial Air Services Agreements”). Iran Air is an entity controlled by Iranian government; OWJ is a non-state owned entity and its parent company, Oil Industry Investment Company, is also a publicly traded company listed on the Tehran Stock Exchange. The company has also entered into certain agreements with Iranian service providers (such as office rental, internet services, accounting, cargo loading and discharge etc) to support its operation in Iran. The names and addresses of and services provided by these service providers are set out in Schedule 2. The Company does not provide, nor has it ever provided, either through its office in Iran or otherwise, any equipment or technology to Iran. As noted above, the service rendered by the Company to Iran is limited to the provision of international traffic in passengers, cargo and mail.

Please be advised that the Company does not anticipate any significant change in its service to Iran, either by way of increasing significantly the size of or altering the nature of its operations in the territory.

Ms Cecelia Blye, Chief
October 10, 2012

As explained in detail on page 33 of the Form 20-F, the Company’s international route rights, as well as the corresponding landing rights, are derived from air services agreements negotiated between the Chinese government, through the CAAC, and the government of the relevant foreign countries. With respect to the Iran Route, the Company’s international route rights associated thereto is derived from and based on the bilateral air transport agreement (the “Bilateral Agreement”) entered into by and between the Chinese government and the Iranian government. Both parties are contracting parities to the Convention on International Civil Aviation opened for signature at Chicago on December 7, 1944 (the “Convention”), and entered into the Bilateral Agreement with an aim to establish and operate scheduled air services between and beyond the two countries’ respective territories. The Bilateral Agreement, which has been registered with the International Civil Aviation Organization, sets forth general principles and specific rules governing the provision by the Company of aviation services in Iran.

Quantitative Analysis - Iran

As per the Staff’s request in the Inquiry Letter, we set out below the Company’s financial performance associated with Iran for the past three fiscal years (the “Financial Breakdown”). As shown in the Financial Breakdown, in the fiscal year ended December 31, 2011, the Company generated approximated US$12.55 million of revenue from air services to Iran. This US$12.55 million of revenue is inconsequential, representing approximately 0.09% of the operating revenue of US$14,346 million generated by the Group (i.e. the Company and its consolidated subsidiaries) for the year. For the fiscal years 2010 and 2009, respectively, the revenue generated from the business in Iran was also de minimis, representing less than 0.07% and 0.09% of the Group’s operating revenue in 2010 and 2009, respectively. As noted in the Financial Breakdown, the value of the assets and liabilities of the Iran Office, respectively, is also inconsequential, compared with the Group’s total assets and liabilities, respectively, for the corresponding year during the last three fiscal years.

Financial Breakdown:

	Year ended December 31
	2009	2010	2011
	USD’Million	USD’Million	USD’Million

Revenues from Iran office	7.13	8.53	12.55

Total assets of Iran office (note (i))	8.47	9.69	10.42

Mainly comprise of : Cash (note (ii))	7.86	9.20	9.98

Total liabilities of Iran office (note (iii))	(8.85)	(10.00)	(11.11)

Mainly comprise of : Amount due to the Company	(8.72)	(9.87)	(11.07)

Note (i): Compared with the total assets of the Group for the corresponding year, the assets of Iran office for the last three fiscal years represent: 0.061% (in 2009), 0.058% (in 2010), and 0.051% (in 2011), respectively.

Note (ii): The reason for high cash balance is the implementation by the Iranian government of complicated procedures over the transfer of funds out of Iran, causing delays in remitting funds back to China.

Ms Cecelia Blye, Chief
October 10, 2012

Note (iii): Compared with the total liabilities of the Group for the corresponding year, the liabilities of Iran office (excluding amount due to the Company) for the last three fiscal years represent: 0.0012% (in 2009), 0.0011% (in 2010) and 0.0003% (in 2011), respectively.

Based on the quantitative analysis above, the Company believes that its operations in Iran are quantitatively immaterial to its business, financial condition and results of operations.

1. (B)      SUDAN

Description of Sudan-related Flights

The Company does not have any operations in Sudan. The Company's commercial flights do not fly into Sudan. It is true that the Company offers for sale flight tickets from China to Khartoum in Sudan on the Company's website. This China to Khartoum route is divided into two flight segments, (a) the first segment is between China and Amsterdam, Netherlands, and (b) the second segment is between Amsterdam and Khartoum, Sudan. The Company only conducts flights for the flight segment between China and Amsterdam. All flights for the segment between Amsterdam and Khartoum are carried out by Royal Dutch Airlines ("KLM"). The reason for the Company offering for sale such flight tickets is that both the Company and KLM are members of the SkyTeam Alliance (An introduction on SkyTeam Alliance can be found in the website - http://www.skyteam.com/en/). According to the arrangements between SkyTeam Alliance members, members are able to sell IET (Interline e-Ticketing) flight tickets and carry out relevant flight routes jointly between the SkyTeam members, even if one member does not operate flights covering one particular route (but only with respect to a segment of that particular route). In addition, revenue earned by the Company is derived from the China and Amsterdam segment only.

Currently, the Company is operating its own flights for the China and Amsterdam segment on a scheduled basis of 14 times a week by using aircraft A332 owned by the Guangzhou Base, with total weekly passenger carriage capacity of 3038 seats (217 seats for each flight). However, passenger traffic for the Amsterdam to Khartoum segment relating to tickets sold by the Company (which is detailed at pages 4 and 5 of this letter) is inconsequential.

Finally, the Company does not have any operation nor does it have tickets sales agents in Sudan. The Company neither has set up any office, branch or subsidiary in Sudan, nor has any local partners or sales agents in Sudan. Please be advised that the Company does not anticipate any significant change in its Sudan-related flights business, either by way of increasing significantly the size of or altering the nature of such business.

Quantitative Analysis - Sudan

As per the Staff’s request in the Inquiry Letter, we set out below the Company’s financial performance associated with such Sudan-related flights for the past three fiscal years:

Year	Revenue in RMB (USD)

2009	RMB247,602.00 (USD36,242.51)

2010	RMB17,317.00 (USD2,558.09)

2011	RMB18,928.00 (USD2,930.58)

Total Revenue in the Past Three Years	RMB283,847 (USD41,731.18)

Ms Cecelia Blye, Chief
October 10, 2012

The revenue earned from the Sudan-related flights in the past three years is a very tiny part of the Group's operating revenue, in which the highest annual revenue was earned in the fiscal year 2009 (which represents approximately 0.000442% of the Group's operating revenue for the fiscal year 2009).

As noted in the above table, the revenue earned from the Sudan-related flights is inconsequential, compared with the Group’s operating revenue for the corresponding years during the last three fiscal years. Therefore, based on the quantitative analysis above, the Company believes that earnings from its Sudan-related flights are quantitatively immaterial to its business, financial condition and results of operations.

2.	MATERIALITY OF CONTACTS WITH IRAN AND SUDAN

The Company believes that its business operations in Iran and its Sudan-related flights are immaterial, have not materially affected its reputation or share value, and have not resulted in any qualitatively material risk for its investors. The Company has reached the conclusion based on the following analysis.

With respect to the extent of its operations in Iran and its Sudan-related flights, the Company’s business activities in or related to those territories are limited to the provision of international transportation in passengers, cargo and mail, through the specifically designated schedule routes (i.e. the Iran Route and Sudan-related flights).

The Company does not export equipment or technology to Iran and Sudan, and except for the office established in Iran as described above, the Company has no subsidiaries, joint venture interests or other investments in Iran and Sudan. In addition, to the best of its knowledge, the Company does not have any agreements, commercial arrangements, or other contacts with the Iranian or Sudan governments or entities controlled thereby except for the Commercial Air Services Agreements required for operating Iran Route, which were entered into by the parties purely for the purposes of implementing the agreed establishment and operation of scheduled air services between China and Iran as contemplated by the Bilateral Agreement.

The commencement of the Iran Route, as well as the implementation of the international route rights associated with Iran based on the Bilateral Agreement, is purely for the purposes of expanding the Company’s international route network, enhancing the Company’s competitiveness and exploring opportunities in the international aviation market. The office maintained by the Company in Iran primarily engages in the promotion of the Company’s business interests, including the coordination of sales network built-up and airport services provision with the local contacts. Moreover, since the air transportation sold into Iran by the Company is strictly used for civil aviation purposes (passengers, cargo and mail), which meet demands of ordinary citizens in international traffic and enhance their day-to-day life quality, the Company does not believe that such activity would reflect negatively on the reputation of the Company or on its share price.

Ms Cecelia Blye, Chief
October 10, 2012

The Sudan-related flights are purely an outcome of the SkyTeam Alliance arrangement. In addition, since the air transportation sold thereof by the Company is strictly used for civil aviation purposes (passengers, cargo and mail), which meets demands of ordinary citizens in international traffic and enhance their day-to-day life quality, the Company does not believe that such activity would reflect negatively on the reputation of the Company or on its share price.

The Company believes that its operations in Iran and Sudan-related flights are conducted in full compliance with applicable laws and regulations.

Compliance of Operations in Iran

The Bilateral Agreement makes clear that the Company, as the airline designated by the Chinese government to implement the air services arrangement under the Bilateral Agreement, should be qualified to fulfill the conditions prescribed under the laws and regulations, normally applied to the operation of international air services in conformity with the provisions of the Convention. In order to comply with the requirements contained in the Bilateral Agreement, among other things, the Company (i) maintains policies and procedures intended to assure compliance with security standards and regulations, which are based on Chinese laws, as well as standards developed by international commercial aviation organizations, and (ii) has in place a comprehensive set of programs geared to prevent unlawful acts against the safety of civil aviation. In addition, the Bilateral Agreement reaffirms the contracting parties’ rights and obligations under international law to protect the security of civil aviation against acts of unlawful interference. In all events, based on the strict enforcement of its compliance and security policies, the Company is confident that its operations in Iran are in full compliance with applicable laws and regulations.

Compliance of Sudan-related Flights

The Company, as one of the largest airline companies in the world, should be qualified to fulfill the conditions prescribed under the laws and regulations, normally applied to the operation of international air services in conformity with the provisions of the Convention. The Company has, among other things, (i) maintained policies and procedures intended to assure compliance with security standards and regulations, which are based on Chinese laws, as well as standards developed by international commercial aviation organizations, and (ii) put in place a comprehensive set of programs geared to prevent unlawful acts against the safety of civil aviation. In all events, based on the strict enforcement of its compliance and security policies, the Company is confident that its Sudan-related flights are in full compliance with applicable laws and regulations.

The Company acknowledges, and is sensitive to, the economic sanctions and export controls administered by the U.S. Treasury Department’s Office of Foreign Assets Control on such state sponsors of terrorism as Iran and Sudan. Moreover, the Company is aware that certain states in the U.S. (such as Arizona and Louisiana) have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. The Company, however, does not believe that either the aforementioned legislation or the actions referred to by the Staff in the Inquiry Letter directed toward companies that have operations associated with Iran and Sudan as, has or will lead to the material divestment of the Company’s securities.

Insofar as the Company is aware, the aforementioned legislative initiatives are primarily targeting at money held by U.S. state pension funds that are invested in companies having ties to terrorist-sponsoring countries or being used to support terrorist activities. However, based on a review of its most recent list of record holders, state funds are not currently material holders of securities of the Company.

Ms Cecelia Blye, Chief
October 10, 2012

As stated in its release1, the SEC takes the position that the existence of a disclosure by a company concerning activities in one of the State Sponsors of Terrorism does not, in itself, mean that the company directly or indirectly supports terrorism or is otherwise engaged in any improper activity. The Company believes that this is also the position taken by most reasonable investors. In light of the restricted extent and the commercial nature of the Company’s operations in Iran and its Sudan-related flights as analyzed above, the Company does not believe this will have materially negative impact on the investor sentiment.

As the Staff pointed out in the Inquiry Letter, information regarding the Company’s limited service offering to Iran and in relation to Sudan has long been publicly available on its website. The Company has seen no indication that its contacts with Iran and its Sudan-related flights have had or will have any negative impact on investor sentiment or its reputation or share value.

Conclusion

Based on the foregoing, the Company believes that its operations in Iran and its Sudan-related flights are immaterial and have not materially affected its reputation or share value. Accordingly, the Company believes that neither the quantitative size nor the qualitative nature of these operations constitutes a material investment risk to its security holders.

However, by disclosing on pages 26 of the Annual Report the existence of our contacts with Iran, the Company has made investors aware of the existence of such limited and immaterial business activities. The Company does not believe that additional disclosure in the Annual Report relating to its operations in Iran would be deemed important by a reasonable investor in making an investment decision. Furthermore, given that the Company has no operations in Sudan, the Company does not believe that additional disclosure in the Annual Report relating to its Sudan-related flights would be deemed important by a reasonable investor in making an investment decision.

The Company will continue to monitor carefully its operations in Iran and its Sudan-related flights and consider the potential impact, if any, on investment risk to its shareholders, as well as its disclosure obligations with respect thereto. As stated above, the Company does not anticipate any significant change in its operations in Iran and its Sudan-related flights. However, if and when the quantitative size or qualitative nature of these operations becomes significant or poses a material investment risk to its security holders, the Company will provide additional disclosure regarding such operations in its filings with the Commission, to the extent that shall be deemed important by a reasonable investor in making an investment decision.

Please be advised that the Company understand its obligations to ensure the accuracy and adequacy of the disclosure in its filings with the Commission, that its filings include all information required under the Securities Exchange Act of 1934 and that it provide all information that investors require for an informed investment decision.

Furthermore, the Company acknowledges that:

1 Release Nos. 33-8860; 34-56803; File No. S7-27-07

Ms Cecelia Blye, Chief
October 10, 2012

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above information adequately addresses the requests raised in the Inquiry Letter. Please contact our counsel, Richard Newcomb, at email address: Richard.Newcomb@dlapiper.com or by phone at +1 202 799 4434 or Stephen Peepels, at email address: Stephen.peepels@dlapiper.com or by phone at +852 2103 0594 or Sammy Fang, at email address: Sammy.Fang@dlapiper.com or by phone at +86 10 6561 1788 (Ext. 823), if you have questions regarding the information provided in this letter.

For and on behalf of

China Southern Airlines Company Limited

Si XianMin

Chairman, China Southern Airlines

Enclosures

CC:	Newcomb Richard, DLA Piper LLP (US)
Stephen Peepels, DLA Piper Hong Kong
Sammy Fang, DLA Piper, Beijing

Sales Agent List

No.	Agent's Name	Address	Whether owned or controlled by Iran government or not? (Y/N)
1	Iran Markaz	#207, FARVARDIN CROSSING, JOMHOORI STREET, Tehran, Iran	N
2	Navabran	#14, 7th STREET, SEYED JAMALEDIN ASADABADI STREET, Tehran, Iran	N
3	ASSEMAN	# 13-17, Corner of Khark & Enghelab str., Tehran, Iran	N
4	NIKNAM	#95, opposite bank Sepah, Ostad /nejatollahi str., Tehran, Iran	N
5	POURIANSEIR	#275, Doulat str., Pasdaran ave., Tehran, Iran	N
6	TARAZSAFA	70,Iranian building , Valiasr sqr	N
7	AMIN	#32, Amin Tower, Bokharest Ave., Arjantine sqr., Tehran, Iran	N
8	Arshian Seyr	398, CORNER OF GHAEM MAGHAM FARAHANI, Dr. BEHESHTI, Tehran, Iran	N
9	Taktaz	#164, CORNER OF MARMAR, ESKANDARI CROSSING, AZADI, Tehran, Iran	N
10	ZARRINNAMA	#30, ALVAND STREET, ARGENTINE SQUARE, Tehran, Iran	N
11	Samandar Gasht	#9, BAHONAR STREET, QUODS SQUARE, Tehran, Iran	N
12	FAZAGASHT	#141, NEXT TO PASSPORT OFFICE, SHARARA, Tehran, Iran	N
13	Jahan Safar	#21/1, BEIHAGHI, ARGENTINE SQUARE, Tehran, Iran	N
14	SHIRAZ EXP	2,ZAND VAKIL sqr, Shiraz, Iran	N
15	DOURPARVAZ	455,N 1,Ziba bilding, sohrevardi, Tehran, Iran	N
16	PERESTIX	24, Mirrendereski, Chaharbagh, Isfahan, Iran	N
17	Olka	5, Gandi, Tehran, Iran	N
18	Donyaye 5	87, Valiasr, Tehran,Iran	N
19	Taka Gasht	65, Afifabad, Shiraz, Iran	N
20	Mohajeri Khorasan	93, Emaam Reza, Mashhad, Iran	N
21	Saee	5, Vozara, Abassabad, Tehran, Iran	N
22	Masih Parvaz	441, Ayatolah Madani, Tehran, Iran	N
23	Asb e Prande	3, Razan Shomali, Mirdamad, Tehran, Iran	N
24	Mehregand Seir	58, Somaye,Tehran, Iran	N
25	Safar Talaii	2, Shiraz, Shariati, Tehran, Iran	N
26	Ghasr e Shirin	37, Falah Pour, Gilan, Tehran, Iran	N

Service Provider List

Partner	Service Description	Address	Contract Duration	Whether Owned or Controlled by Iran Government or Not (Y/N)
Iran Air	Ground handeling service	Iran Air Central office-Mehrabad Airport	29 Mar 2008 till 29 Mar 2013	Y
CIP	Provide passenger service A7 bussiness class lounge	Imam Khomaini International Airport -Western door of arrival hall -secound floor	1 Jan 2011 till 31 Dec 2012	Y
Airport office	Rental service of the office in the Airport -17 M2 Office	Imam Khomaini International Airport	22 Sep 2011 till 22 Sep 2012	Y
PERSE	Cargo loading and discharge service	No.255,Motahari Ave,Tehran -Iran	3 Dec 2011 till 3 Dec 2012	N
AITO	Hotel service for China Southern crew	No.30 ,Bokharest Ave,.Tehran -Iran	24 April 2012 till 24 April 2013	N
ESLAH	Auditing service (accounting and taxation)	No.29 Hyundai Building ,3rd Floor ,Ostad Motahari Ave ,before shariati Ave .	1 April 2012 till 31 March 2012	N
SAHLAN	Internet service for China Southern Iran Office	No.16 Sepehr commercial Center - Shahrak Ghods	9 Apr 2012 till 9 Apr 2013	N
MARISHAN	Visa service for China Southern Iran Office staff	No.19 2nd floor , 4th Street Ghaem Magham Farahani Ave ,Tehran -Iran	8 Dec 2008 till 8 Dec 2012	N
SHATEL	Internet service for residence of China Southern Iran Office staff	No.2 -Elahye Ave , Shariati Ave -Tehran -Iran	1 Sep 2012 till 1 Oct 2011	N
SAMAPARDAZ	IT maintenance service	No.205 - South Felestin -Enghelab Ave	6 Jan 2012 till 6 Jan 2013	N
Inteligent Cities Co	Internet service for China Southern Iran Airport office	No.138 ,sadaf Tower , Sheikh Bahaee Sq ,Tehran -Iran	23 Aug 2012 till 23 Aug 2014	N
SAFIRAN Building	Rental service of China Southern Iran Office	No.1643 -Shariati _Tehran Iran	21 Mar 2012 till 21 Mar 2013	N
HOME	Rental service of residence for China Southern Iran staff	No.85 -South Dibaji -Tehran -Iran	28 Aug 2010 till 28 Aug 2012	N